Mail Stop 4561

January 28, 2008

Mr. Daniel G. Cohen
Chief Executive Officer and Trustee
RAIT Financial Trust.
2929 Arch Street, 17th Floor
Philadelphia, PA 19104

      Re: RAIT Financial Trust
             Form 10-K for the year ended December 31, 2006
             Forms 10-Q for the quarters ended March 31, 2007, June 30, 2007, and
             September 30, 2007
             File No. 1-14760

Dear Mr. Cohen:

      We have read your response letter dated January 15, 2008 and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q for the Quarter Ended September 30, 2007

General

1. We note the three bullet-pointed acknowledgements (i.e. Tandy language) provided at the end of your response letter dated January 15, 2008. However, these acknowledgments must be provided in writing from your management, not from your outside counsel on management's behalf. Please include the required written acknowledgements by a member of management in your next response letter.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 22

Performance Measures, page 32

2. We note your response to prior comment 4 and we reissue the comment. We do not believe that your disclosures adequately address the requirements in Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures. We believe that your disclosures must include the following items:

   - A more detailed and company-specific discussion of the manner in which management uses "adjusted earnings" to conduct or evaluate its business;
   - A comprehensive discussion of the economic rationale for excluding each adjusting item in the reconciliation of "adjusted earnings" to the most directly comparable GAAP financial measure;
   - A clear and concise explanation for each financial statement line item that reconciles "adjusted earnings" to the most directly comparable GAAP financial measure, describing the limitations in understanding the company's performance when management excludes each line item from the non-GAAP financial measure as compared to the most directly comparable GAAP financial measure and how management compensates for these limitations; and,
   - A more detailed discussion of the substantive reasons why management believes "adjusted earnings" provides useful information to investors.

Please address the above items in future filings.

*****

Please respond to these comments within 10 business days by filing your response letter on EDGAR or tell us when you will provide us with a response. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Jonathan Wiggins at (202) 551-3694 or me at (202) 551-3782 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Daniel L. Gordon
Branch Chief